SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

General American Capital, LLC(1)

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/7/2025	16,300	28.10
1/7/2025	6,259	28.15
1/8/2025	11,133	28.04
1/10/2025	12,374	27.02
1/13/2025	12,422	27.45
1/14/2025	7,701	28.25
1/15/2025	35,000	29.02
1/16/2025	3,951	28.89
1/21/2025	23,955	29.83
1/22/2025	18,855	29.67
1/23/2025	18,160	29.88
1/27/2025	6,540	30.03
1/28/2025	10,583	30.25
2/3/2025	22,000	29.46
3/31/2025	7,302	25.75
4/1/2025	8,030	25.62

(1)   Each of (i) Indiana Pacific General Trust as the owner of General American Capital, (ii) Susan D. Hudson as Manager of General American Capital and Trustee of the Indiana Pacific General Trust and (iii) Philip A. Norcross as Assistant Manager of General American Capital and Trustee of the Indiana Pacific General Trust are also deemed to have made these transaction.